VIA EDGAR

March 21, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:              Jeff Riedler, Assistant Director
Karen Ubell, Attorney-Adviser

Re:	PolyMedix, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 14, 2012
File No. 000-51895

Dear Mr. Riedler and Ms. Ubell:

PolyMedix, Inc. (“we” or the “Company”) are transmitting for filing with the U.S. Securities and Exchange Commission (the “Commission”) a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”).  We are also sending a copy of this letter and the Revised Preliminary Proxy Statement, including a version of the Revised Preliminary Proxy Statement that is marked to show changes from the Company’s Preliminary Proxy Statement on Schedule 14A filed March 14, 2012 (the “Preliminary Proxy Statement”) to the attention of Ms. Ubell.

The Revised Preliminary Proxy Statement is being filed in response to comments received from the staff of the Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 20, 2012 (the “Comment Letter”) with respect the Preliminary Proxy Statement.

For your convenience, we have set forth each comment in the Comment Letter in italicized typeface and each response below the relevant comment.  All references to page numbers in our responses reflect the pagination of the Revised Preliminary Proxy Statement.

Proposal 2

1.
Please revise the description of Proposal 2 included on the proxy card such that the description is consistent with Rule 14a-21, as illustrated by Exchange Act Rules Compliance & Disclosure Interpretation Question 169.07 (February 13, 2012).

We have revised the description of Proposal 2 included on the proxy card in response to the Staff’s comment.

Proposal 3

2.
You disclose that the number of shares of common stock issued and outstanding will be reduced as a result of the Reverse Stock Split but the number of authorized shares would remain unchanged at 250 million. Please disclose whether you currently have, or do not have, any plans with respect to the increased number of authorized unissued shares of common stock that will result upon the realization of the proposed Reverse Stock Split. If such plans exist, please disclose all material information.

We currently do not have any plans with respect to the increased number of authorized unissued shares of common stock that will result upon the realization of the proposed reverse stock split, and have added disclosure to the Revised Preliminary Proxy Statement at page 31 in response to the Staff’s comment.

Pursuant to your request, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (484) 598-2332 if you should have any questions or comments with regard to these responses.

Sincerely,

Edward Smith Chief Financial Officer